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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

ALLSTREAM INC.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: September 26, 2003
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream Encouraged by Government's Response to Industry Committee
Report and Industry Minister's Comments on
Removal of Foreign Investment Restrictions

— Removal of Restrictions Would Serve Canada's National Interest —

Toronto, ON (September 26, 2003) — Allstream Inc. (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), formerly AT&T Canada, a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, announced today that it welcomes the Government of Canada's explicit recognition of the need to liberalize foreign investment restrictions within Canada's telecommunications sector. Recognition by the Government of Canada that existing restrictions impede capital investment by competitors like Allstream and stifle productivity and growth in Canada came in the context of a formal response to the report of the Standing Committee for Industry, Science and Technology dated April 28, 2003, tabled on behalf of the Government by Industry Minister Allan Rock in Parliament yesterday.

"We are pleased that the Government of Canada recognizes the importance of the Standing Committee's recommendations to improve access to capital," said John McLennan, Vice Chairman and CEO, Allstream Inc. "The Government, as expressed by Industry Minister Rock, clearly recognizes that removing the onerous restrictions on foreign investment within the telecommunications sector is crucial to securing Canada's economic sovereignty. Canadians and the Canadian economy will be the ultimate winners under a liberalized foreign investment climate in telecommunications. Liberalization will remove another obstacle to the growth and development of competition within the telecommunications sector, particularly for competitors such as Allstream. The result will be more innovative products and services for Canadians."

The Report of the Standing Committee for Industry, Science and Technology clearly pointed out the urgency of removing the foreign investment restrictions. Today, the Government has recognized the appropriateness of that recommendation. In light of the overwhelming industry consensus for liberalization of foreign investment rules, it is in the national interest for the Government of Canada to enact the recommendations contained in the report.

The recommendations tabled in the Standing Committee's report will, when enacted, help to generate economic growth, and to advance the Government's stated goals of growth, investment and innovation. Removal of the restrictions will also finally bring Canada's telecommunications investment policy in line with the rest of the developed world. For Allstream, in particular, it means the Company's limited voting shares would automatically, subject to the terms of those shares, become voting shares on a one-for-one basis. This is an important event for our equity stakeholders who have invested in competition in Canada.

"We recognize that the current transition in the Government will affect the timing of the Government's implementation of these recommendations," said McLennan. "In that regard, the commitment of the

Government to come forward with proposals for implementation by the Spring of next year is welcomed and important. We encourage the Government to move as quickly as possible to enact the necessary legislative and regulatory changes that are clearly holding back competition and economic growth in Canada. Allstream looks forward to working with the Government of Canada to make this vision a reality."

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media: May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:

Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
Allstream Encouraged by Government's Response to Industry Committee Report and Industry Minister's Comments on Removal of Foreign Investment Restrictions
— Removal of Restrictions Would Serve Canada's National Interest —